EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of Enterprise Financial Services Corp of our report dated May 26, 2016, with respect to the statements of net assets available for benefits of the EFSC Incentive Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the EFSC Incentive Savings Plan.

/s/ Brown Smith Wallace, LLP

St. Louis, Missouri
December 28, 2016